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SEC FILE NUMBER
001-32590

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Community Bankers Trust Corporation

Full Name of Registrant

Former Name if Applicable

4235 Innslake Drive

Address of Principal Executive Office (Street and Number)
Glen Allen, Virginia 23060

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
     On September 30, 2009, Community Bankers Trust Corporation (the “Company”) received a comment letter from the Securities and Exchange Commission (the “Commission”) with respect to the disclosures in certain of its periodic reports, including its Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2009 and June 30, 2009.  The most significant comments relate to the Commission’s request that the Company amend these filings to include financial statements and related information with respect to each of the Company’s predecessors (TransCommunity Financial Corporation and BOE Financial Services of Virginia, Inc.), as the Company was a special purpose acquisition company with nominal results prior to the acquisition of each of these entities on May 31, 2008.  The Commission’s comments also include requested revisions to these filings to enhance disclosure relating to goodwill and intangible assets, fair value measurements, FDIC-covered assets and asset quality.  None of these comments require the Company to restate any of the financial information in the identified filings, and the Company is in the process of completing responses to the Commission’s comments and making appropriate revisions to these filings.
     In light of the timing of the Commission’s comment letter, the Company is also addressing the Commission’s comments, including the inclusion of appropriate predecessor financial information, in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.
     As a result, the Company’s financial reporting staff requires additional time to finalize the disclosures in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.   Because of the additional time required to complete these disclosures,  the Company could not file the Form 10-Q by the prescribed due date without unreasonable effort and expense.   The Company is working diligently on responding to the Commission as expeditiously as possible, and the Company expects to file the Form 10-Q as soon as practicable, and no later than November 16, 2009.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Bruce E. Thomas	(804)	934-9999
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

     On November 10, 2009, the Company issued a press release reporting its financial results for the period ended September 30, 2009. The information below, which was included in the press release, explains significant changes in the Company’s results of operations from the corresponding period for the last fiscal year.
     The Company, which is the holding company for Essex Bank (the “Bank”), reported a net loss available to common stockholders for the third quarter of 2009 of $3.0 million, or $0.14 per diluted share, compared with a profit of $952,000, or $0.04 per diluted share, for the same period in 2008. For the nine month period ended September 30, 2009, net loss available to common stockholders was $16.7 million, which represented $0.78 per share on a fully diluted basis. Net loss for the first three quarters of 2009 was primarily driven by the goodwill impairment charge of $24.0 million taken during the second quarter of 2009 and year-to-date loan loss provisions of $11.3 million.
     Net interest income before provisions for loan losses was $9.2 million for the three months ended September 30, 2009, compared with $6.2 million for the same period in 2008. For the three months ended September 30, 2009, the net interest margin was 3.37% compared with 4.26% for the same period in 2008.
     For the three months ended September 30, 2009, noninterest income was $1.3 million, compared with $754,000 in the same period of 2008. For the third quarter of 2009, noninterest expenses were $9.9 million compared with $4.7 million for the same period in 2008.
     An income tax benefit of $1.9 million was recorded during the third quarter of 2009 compared with an expense of $234,000 for the same period in 2008. The Company has recorded an income tax expense of $3.0 million through the first three quarters of 2009. The goodwill impairment charge in the second quarter of 2009 was not tax deductible, and thus no tax benefit was permitted under current tax regulations.
     For the nine months ended September 30, 2009, net interest income was $27.7 million, which generated a net interest margin of 3.32%. Noninterest income equaled $24.7 million. For the nine month period ended September 30, 2009, noninterest expenses were $54.1 million, inclusive of the $24.0 million goodwill impairment charge.
     In addition to the information above, the Company also notes the following items:
•	Because the Company was a special purpose acquisition company with nominal operations prior to May 31, 2008, the results of operations for the nine months ended September 30, 2008 reflect only four months of meaningful banking operations.

•	Since September 30, 2008, the Bank acquired certain assets and assumed all deposit liabilities of each of The Community Bank (Georgia) (in November 2008) and Suburban Federal Savings Bank (in January 2009). The results of operations arising from these assets and liabilities will be reflected only in the Company’s 2009 results in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.
•	The Company recognized an after-tax gain of net assets acquired in connection with the Bank’s acquisition of the operations of Suburban Federal Savings Bank of $12.9 million in the first quarter of 2009.

Community Bankers Trust Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2009	By:	/s/ Bruce E. Thomas

Name: Bruce E. Thomas
Title: Senior Vice President and Chief Financial Officer
     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).